U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934



                        STARLITE ACQUISITION CORPORATION
                        --------------------------------
                         (Name of Small Business Issuer)

         Delaware                                    11-3583387
 --------------------------------        ---------------------------------
(State or Other Jurisdiction of        (I.R.S. Employer Identification Number)
Incorporation or Organization)


                     13 McCulloch Drive, Dix Hills, NY 11746
          ------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                  631/499 6128
                                  -------------
                           (Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act:  None


Securities to be Registered Under Section 12(g) of the Act:

                         Common Stock, $.0001 Par Value
                         ------------------------------
                                (Title of Class)

                               TABLE OF CONTENTS
                               -----------------

                                     PART I

ITEM 1   BUSINESS....................................................2

ITEM 2   PLAN OF OPERATION...........................................7

ITEM 3   DESCRIPTION OF PROPERTY....................................13

ITEM 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT......................................13

ITEM 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS............................................13

ITEM 6   EXECUTIVE COMPENSATION.....................................15

ITEM 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............16

ITEM 8   DESCRIPTION OF SECURITIES..................................16

                                    PART II

ITEM 1   MARKET PRICE FOR COMMON EQUITY AND
         RELATED STOCKHOLDER MATTERS................................18

ITEM 2   LEGAL PROCEEDINGS..........................................19

ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE........................19

ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES....................19

ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS..................20

FINANCIAL STATEMENTS.........................................F-0 - F-7

                                    PART III

ITEM 1   INDEX TO EXHIBITS AND SIGNATURES...........................21

                                     PART I

ITEM 1. BUSINESS.

        Starlite Acquisition Corporation ("Starlite") was incorporated on January 16, 2001 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Starlite has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

        Starlite will attempt to locate and negotiate with a business entity for the combination of that target company with Starlite. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

        No assurances can be given that Starlite will be successful in locating or negotiating with any target company.

        Starlite has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

        There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

        *    increased visibility in the financial community;
        * provision of information required under Rule 144 for trading of eligible securities;
        * compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market;
        *    the facilitation of borrowing from financial institutions;
        *    improved trading efficiency;
        *    shareholder liquidity;
        *    greater ease in subsequently raising of capital;
        * compensation of key employees through stock options for which there may be a market valuation;
        *    enhanced corporate image.

        There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

        *    requirement for audited financial statements;
        *    required publication of corporate information;
        *    required   filings  of  periodic  and  episodic  reports  with  the
             Securities and Exchange Commission;
        * increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

        Certain  private   companies  may  find  a  business   combination  more
attractive than an initial public offering of their securities.

Reasons for this may include the following:

        *    inability to obtain  underwriter;
        *    possible  larger costs,  fees and expenses;
        *    possible delays in the public offering  process;
        *    greater dilution of their outstanding securities.

        Certain  private   companies  may  find  a  business   combination  less
attractive than an initial public offering of their securities.

Reasons for this may include the following:

        *    no investment capital raised through a business combination;
        *    no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

        A business entity, if any, which may be interested in a Business combination with Starlite may include the following:

        * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

        * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

        * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

        * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

        * a foreign company which may wish an initial entry into the United States securities market;

        *    a special  situation  company,  such as a company  seeking a public
             market  to  satisfy  redemption   requirements  under  a  qualified
             Employee Stock Option Plan;

        * a company seeking one or more of the other perceived benefits of becoming a public company.

        A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of Starlite, and the substitution by the target company of its own management and board of directors.

        No assurances can be given that Starlite will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

        The proposed business activities described herein classify Starlite as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Starlite will not issue or sell additional shares or take any efforts to cause a market to develop in Starlite's securities until such time as Starlite has successfully implemented its business plan and it is no longer classified as a blank check company.

        The sole shareholder of Starlite has executed and delivered an agreement affirming that it will not sell or otherwise transfer its shares except in connection with or following a business combination.

        Starlite is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. Starlite will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of Starlite. Since a benefit of a business combination with Starlite would normally be considered its status as a reporting company, it is anticipated that Starlite will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

        Thomas Camarda is the sole officer and director of Starlite and the controlling shareholder of Starlite's sole shareholder, GGM Capital Corporation. Starlite has no employees nor are there any other persons than Mr. Camarda who devote any of their time to its affairs. Mr. Camarda will not begin any services on behalf of Starlite until after the effective date of the registration statement. All references herein to management of Starlite are to Mr. Camarda. The inability at any time of Mr. Camarda to devote sufficient attention to Starlite could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company   As used herein, a "blank check" company is a development
                        stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Combination    Normally   a   merger,   stock-for-stock   exchange   or
                        stock-for-assets exchange between a target company and the Registrant or the shareholders of the Registrant.

Starlite or             The  corporation  whose  common  stock is the subject of
  the Registrant        this Registration Statement.

Exchange Act            The Securities Exchange Act of 1934, as amended.

Securities Act          The Securities Act of 1933, as amended.

RISK FACTORS

        Starlite's business is subject to numerous risk factors, including the following:

        STARLITE HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS AND OPERATES AT A LOSS. Starlite has had no operating history nor any revenues or earnings from operations. Starlite has no significant assets or financial resources. Starlite has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S "FINANCIAL STATEMENTS". GGM Capital Corporation has agreed to pay all expenses incurred by Starlite until a business combination without repayment by Starlite. GGM Capital Corporation is the sole shareholder of Starlite. There is no assurance that Starlite will ever be profitable.

        COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. Starlite's president, its sole officer, is Thomas Camarda who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, Starlite does not benefit from multiple judgments that a greater number of directors or officers would provide and Starlite will rely completely on the judgment of its sole officer and director when selecting a target company. Mr. Camarda anticipates devoting only a limited amount of time per month to the business of Starlite and does not anticipate commencing any services until after the effective date of the registration statement. Mr. Camarda has not entered into a written employment agreement with Starlite and he is not expected to do so. Starlite has not obtained key man life insurance on Mr. Camarda. The loss of the services of Mr. Camarda would adversely affect development of Starlite's business and its likelihood of continuing operations.

        CONFLICTS OF INTEREST. Mr. Camarda, Starlite's president, participates in other business ventures which may compete directly with Starlite. Additional conflicts of interest and non-arms length transactions may also arise in the future. Starlite has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of business combination may include such terms as Mr. Camarda remaining a director or officer of Starlite. The terms of a business combination may provide for a payment by cash or otherwise to GGM Capital Corporation for the purchase or retirement of all or part of its common stock of Starlite by a target company or for services rendered incident to or following a business combination. Mr. Camarda would directly benefit from such employment or payment. Such benefits may influence Mr. Camarda's choice of a target company. The Certificate of Incorporation of Starlite provides that Starlite may indemnify officers and/or directors of Starlite for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of Starlite could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM
5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

        THE PROPOSED OPERATIONS OF STARLITE ARE SPECULATIVE. The success of Starlite's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that Starlite will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Starlite had more funds available to it, would be desirable. In the event Starlite completes a business combination the success of Starlite's operations will be dependent upon management of the target company and numerous other factors beyond Starlite's control. There is no assurance that Starlite can identify a target company and consummate a business combination.

        PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for Starlite's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Starlite, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

        THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. Starlite is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for Starlite. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Starlite and, consequently, Starlite will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Starlite will also compete with numerous other small public companies in seeking merger or acquisition candidates.

        THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. Starlite has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that Starlite will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. Starlite has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which Starlite would not consider a business combination with such business entity. Accordingly, Starlite may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that Starlite will be able to negotiate a business combination on terms favorable to Starlite.

        REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), Starlite is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Starlite. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to Starlite at the time of effecting a business combination. In cases where audited financials are unavailable, Starlite will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for Starlite.

        LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. Starlite has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Starlite. Even in the event demand exists for a transaction of the type contemplated by Starlite, there is no assurance Starlite will be successful in completing any such business combination.

        REGULATION UNDER INVESTMENT COMPANY ACT. In the event Starlite engages in business combinations which result in Starlite holding passive investment interests in a number of entities, Starlite could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, Starlite would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Starlite has obtained no formal determination from the Securities and Exchange Commission as to the status of Starlite under the Investment Company Act of 1940. Any violation of such Act could subject Starlite to material adverse consequences.

        PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of Starlite's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in Starlite. As a condition of the business combination agreement, GGM Capital Corporation, the sole shareholder of Starlite, may agree to sell or transfer all or a portion of its Company's common stock so to provide the target company with all or majority control. The resulting change in control of Starlite will likely result in removal of the present officer and director of Starlite and a corresponding reduction in or elimination of his participation in the future affairs of Starlite.

        POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of Starlite's common stock may increase or decrease, perhaps significantly.

        TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Starlite may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. Starlite intends to structure any business combination so as to minimize the federal and state tax consequences to both Starlite and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2. PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

        Starlite has entered into an agreement with GGM Capital Corporation, the sole shareholder of Starlite, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as Starlite has effected a business combination. GGM Capital Corporation has agreed to pay all expenses of Starlite without repayment until such time as a business combination is effected, without repayment. Thomas Camarda, who is the sole officer and director of Starlite, is the sole officer and director and controlling shareholder of GGM Capital Corporation.

        GGM Capital Corporation may only locate potential target companies for Starlite and is not authorized to enter into any agreement with a potential target company binding Starlite. Starlite's agreement with GGM Capital Corporation is not exclusive and GGM Capital Corporation may enter into agreements with other companies similar to Starlite on similar terms. GGM Capital Corporation may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

        GGM Capital Corporation owns 5,000,000 shares of Starlite's common stock for which it paid $500, or $.0001, par value, per share.

        GGM Capital Corporation anticipates that it will enter into agreements with other consultants to assist it in locating a target company and may share its stock in Starlite with or grant options on such stock to such referring consultants and may make payment to such consultants from its own resources.
There is no  minimum  or  maximum  amount  of stock,  options,  or cash that GGM
Capital Corporation may grant or pay to such consultants. GGM Capital Corporation is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and Starlite has no obligation to pay any costs incurred or negotiated by GGM Capital Corporation.

        GGM Capital Corporation may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If GGM Capital Corporation engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. To date GGM Capital Corporation has not utilized solicitation and expects to rely on consultants in the business and financial communities for referrals of potential target companies.

        Thomas Camarda is the sole officer of GGM Capital Corporation and is regularly in communication with numerous persons, including corporate officers, attorneys, accountants, financial advisors, brokers, dealers, investment counselors, financial advisors and others. Some of these individuals may be interested in utilizing the services of GGM Capital Corporation. In addition, GGM Capital Corporation has contact with many consultants, accountants, attorneys, brokers, investment bankers, businessmen, financial advisors and others who work with businesses which may desire to go public. From time to time such contacts may refer their contacts, clients, acquaintances and others to GGM Capital Corporation.

MANAGEMENT OF STARLITE

        Starlite has no full time employees. Thomas Camarda is the sole officer of Starlite and its sole director. Mr. Camarda is also the controlling shareholder of GGM Capital Corporation, Starlite's sole shareholder. Mr. Camarda, as president of Starlite, has agreed to allocate a limited portion of his time to the activities of Starlite after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Camarda and the potential demands of Starlite's activities.

        The amount of time spent by Mr. Camarda on the activities of Starlite is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict the amount of time Mr. Camarda will actually be required to spend to locate a suitable target company. Mr. Camarda estimates that the business plan of Starlite can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision. Mr. Camarda does not anticipate performing any services on behalf of Starlite until after the effective date of the registration statement.

GENERAL BUSINESS PLAN

        Starlite's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. Starlite will not restrict its search to any specific business, industry, or geographical location and Starlite may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because Starlite has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of Starlite because it will not permit Starlite to offset potential losses from one venture against gains from another.

        Starlite may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

        Starlite anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

        Starlite has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes Starlite will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to become a reporting company by other means. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

        The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of Starlite, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Starlite; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of Starlite's virtually unlimited discretion to search for and enter into potential business opportunities.

        Starlite is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of Starlite to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. Starlite intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. Starlite may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

        Starlite will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Starlite may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Starlite may offer.

        Following a business combination Starlite may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

        A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to Starlite only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

        In implementing a structure for a particular business acquisition, Starlite may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of Starlite will no longer be in control of Starlite. In addition, it is likely that Starlite's officer and director will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

        It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, Starlite may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after Starlite has entered into an agreement for a business combination or has consummated a business combination and Starlite is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in Starlite's securities may depress the market value of Starlite's securities in the future if such a market develops, of which there is no assurance.

        While the terms of a business transaction to which Starlite may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

        With respect to negotiations with a target company, management expects to focus on the percentage of Starlite which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Starlite's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in Starlite following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event Starlite acquires a target company with substantial assets. Any merger or acquisition effected by Starlite can be expected to have a significant dilutive effect on the percentage of shares held by Starlite's shareholders at such time.

        Starlite will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

        GGM Capital Corporation will pay all expenses in regard to its search for a suitable target company. Starlite does not anticipate expending funds itself for locating a target company. Thomas Camarda, the officer and director of Starlite, will provide his services without charge or repayment by Starlite after the effective date of this registration statement. Starlite will not borrow any funds to make any payments to Starlite's management, its affiliates or associates. If GGM Capital Corporation stops or becomes unable to continue to pay Starlite's operating expenses, Starlite may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, Starlite would seek alternative sources of funds or services, primarily through the issuance of its securities.

        The Board of Directors has passed a resolution which contains a policy that Starlite will not seek a business combination with any entity in which Starlite's officer, director, shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

        As part of a business combination agreement, Starlite intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

        A prospective target company should be aware that the market price and trading volume of Starlite's securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in Starlite within the United States financial community. Starlite does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in Starlite's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in Starlite's securities, which may result in a significant pressure on their market price. Starlite may consider the ability and commitment of a target company to actively encourage interest in Starlite's securities following a business combination in deciding whether to enter into a transaction with such company.

        A business combination with Starlite separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. Starlite may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

        Prior to completion of a business combination, Starlite may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

        Starlite will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than Starlite. In view of Starlite's combined extremely limited financial resources and limited management availability, Starlite will continue to be at a significant competitive disadvantage compared to Starlite's competitors.

ITEM 3. DESCRIPTION OF PROPERTY

        Starlite has no properties and at this time has no agreements to acquire any properties. Starlite currently uses the offices of GGM Capital Corporation at no cost to Starlite. GGM Capital Corporation has agreed to continue this arrangement until Starlite completes a business combination.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth each person known by Starlite to be the beneficial owner of five percent or more of Starlite's Common Stock, all directors individually and all directors and officers of Starlite as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

        Name and Address              Amount of Beneficial       Percentage
        of Beneficial Owner               Ownership               of Class
        ------------------------         ------------           ------------
        GGM Capital Corporation (1)       5,000,000                  100%
        13 McCulloch Drive
        Dix Hills, NY 11746

        Thomas Camarda (2)                5,000,000                  100%
        13 McCulloch Drive
        Dix Hills, NY 11746

        All Executive Officers and
        Directors as a Group (1 Person)   5,000,000                  100%


        (1) Mr. Camarda is the controlling shareholder and sole director and officer of GGM Capital Corporation. GGM Capital Corporation serves as a marketing and consulting company. GGM Capital Corporation has agreed to provide certain assistance to Starlite in locating potential target companies, and to pay all costs of Starlite until a business combination, without reimbursement. See "PLAN OF OPERATION General Business Plan".

        (2) As the controlling shareholder, sole director and officer of GGM Capital Corporation, Mr. Camarda is deemed to be the beneficial owner of the common stock of Starlite owned by GGM Capital Corporation.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        Starlite has one Director and Officer as follows:

                                                 Positions and
         Name                Age                  Offices Held
         ----                ---                 -------------
        Thomas Camarda       53             President, Secretary, Director

        There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

        Set forth below is the name of the director and officer of Starlite, all positions and offices with Starlite held, the period during which he has served as such, and the business experience during at least the last five years:

        Thomas Camarda has served as the President, Secretary and Director of Starlite since it's inception on January 16, 2001. Mr. Camarda is also the President of Tac Equities,Inc., a private consulting company which he founded in 1985. Mr. Camarda has been self-employed, acting as a consultant to various different companies, both public and private, for the past ten years and from 1979 to the present he has been associated in various capacities with R.C.M. Operating Co., which provides computerized bookkeeping services.

FUTURE BLANK CHECK COMPANIES

        Thomas Camarda, the president of Starlite, is involved in creating additional companies similar to this one. The initial business purpose of each of these companies is to engage in a business combination with an unidentified company or companies and each will be classified as a blank check company until completion of a business combination.

        Generally target companies will be located for Starlite and other to be created identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from Starlite in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Starlite. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

CONFLICTS OF INTEREST

        Thomas Camarda, Starlite's sole officer and director, expects to organize other companies of a similar nature and with a similar purpose as Starlite. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of Starlite. In addition, insofar as Mr. Camarda is engaged in other business activities, he may devote only a portion of his time to Starlite's affairs.

        A conflict may arise in the event that another blank check company with which Mr. Camarda is affiliated also actively seeks a target company. It is anticipated that target companies will be located for Starlite and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from Starlite in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Starlite. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. However, Mr. Camarda's beneficial and economic interest in all blank check companies with which he is currently involved is identical.

        Mr. Camarda intends to devote as much time to the activities of Starlite as required. However, should such a conflict arise, there is no assurance that Mr. Camarda would not attend to other matters prior to those of Starlite. Mr. Camarda estimates that the business plan of Starlite can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

        Mr. Camarda is the president, director and controlling shareholder of GGM Capital Corporation, a Delaware corporation, which is the sole shareholder of Starlite. At the time of a business combination, some or all of the shares of common stock owned by GGM Capital Corporation may be purchased by the target company or retired by Starlite. The amount of common stock sold or continued to be owned by GGM Capital Corporation cannot be determined at this time.

        The terms of business combination may include such terms as Mr. Camarda remaining a director or officer of Starlite. The terms of a business combination may provide for a payment by cash or otherwise to GGM Capital Corporation for the purchase or retirement of all or part of its common stock of Starlite by a target company or for services rendered incident to or following a business combination. Mr. Camarda would directly benefit from such employment or payment. Such benefits may influence Mr. Camarda's choice of a target company.

        Starlite will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of Starlite or any affiliates or associates have any interest, direct or indirect.

        There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Starlite could result in liability of management to Starlite.

INVESTMENT COMPANY ACT OF 1940

        Although Starlite will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes Starlite will not be subject to regulation under the Investment Company Act of 1940 insofar as Starlite will not be engaged in the business of investing or trading in securities. In the event Starlite engages in business combinations which result in Starlite holding passive investment interests in a number of entities Starlite could be subject to regulation under the Investment Company Act of 1940. In such event, Starlite would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Starlite has obtained no formal determination from the Securities and Exchange Commission as to the status of Starlite under the Investment Company Act of 1940. Any violation of such Act would subject Starlite to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

        Starlite's officer and director does not receive any compensation for his services rendered to Starlite, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with Starlite. However, the officer and director of Starlite anticipates receiving benefits as a beneficial shareholder of Starlite, and as the officer and director and controlling shareholder of GGM Capital Corporation. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

        No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Starlite for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        Starlite has issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in cash:

Name                     Number of Total Shares      Consideration
-------------------      ----------------------      --------------
GGM Capital Corporation        5,000,000                 $500

        Mr. Camarda is the sole director, controlling shareholder and president of GGM Capital Corporation. With respect to the sales made to GGM Capital Corporation, Starlite relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder.

ITEM 8. DESCRIPTION OF SECURITIES.

        The authorized capital stock of Starlite consists of 100,000,000 shares of common stock, par value $.0001 per share, of which there are 5,000,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of Starlite's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

        Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of Starlite, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

        Holders of common stock have no preemptive rights to purchase Starlite's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

        The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Starlite without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, Starlite has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

        The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of Starlite, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. Starlite has no present plans to issue any preferred stock.

DIVIDENDS

        Dividends, if any, will be contingent upon Starlite's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of Starlite's Board of Directors. Starlite presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

        The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, Starlite will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of Starlite's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

        Following a business combination, a target company will normally wish to cause Starlite's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

        In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

        If, after a business combination, Starlite does not meet the qualifications for listing on the Nasdaq SmallCap Market, Starlite may apply for quotation of its securities on the NASD OTC Bulletin Board. In certain cases Starlite may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

        To have its securities quoted on the NASD OTC Bulletin Board a company must:

        (1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

        (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

        The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

        In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of Starlite will be traded following a business combination.

TRANSFER AGENT

      As of the date hereof, Starlite is serving as its own transfer agent.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        (A) MARKET PRICE. There is no trading market for Starlite's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

        The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Starlite, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

        (i) that a broker or dealer approve a person's account for transactions in penny stocks and

        (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person's account for transactions in penny stocks, the broker or dealer must

        (i)  obtain   financial   information  and  investment   experience  and
objectives of the person; and

        (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

        (i) sets forth the basis on which the broker or dealer made the suitability determination and

        (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

        Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        (B) HOLDERS. There is one holder of Starlite's Common Stock. The issued and outstanding shares of Starlite's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

        (C) DIVIDENDS. Starlite has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

        There is no litigation pending or threatened by or against Starlite.

ITEM 3. CHANGES  IN  AND  DISAGREEMENTS   WITH  ACCOUNTANTS  ON  ACCOUNTING  AND
        FINANCIAL DISCLOSURE.

        Starlite has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, Starlite has sold securities which were not registered as follows:

  Date              Name                    Number of Shares    Consideration
  ----              ----                    ----------------    -------------
February 16, 2001   GGM Capital Corporation     5,000,000          $500


        Mr. Camarda is the sole director, controlling shareholder and president of GGM Capital Corporation. With respect to the sales made to GGM Capital Corporation, Starlite relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Starlite's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

                              FINANCIAL STATEMENTS

Set forth below are the audited financial statements of Starlite Acquisition Corporation for the period January 16, 2001 (Date of Inception) to February 28, 2001. The following financial statements are included in this report and filed as a part thereof.


                        STARLITE ACQUISITION CORPORATION
                          (A Development Stage Company)

                                    CONTENTS

                                                                       Page
                                                                       ----

Independent Auditor's report                                             F-1

Balance sheet as of February 28, 2001                                    F-2

Statement of  operations  for the  period  from
    January  16,  2001 (Date of Inception) to February 28, 2001          F-3

Statement of Stockholders' equity for the period from
    January 16, 2001 (Date of Inception) to February 28, 2001            F-4

Statement of cash  flows for the  period  from
    January  16,  2001  (Date of Inception) to February 28, 2001         F-5

Notes to financial statements                                      F-6 - F-7

                        REPORT OF INDEPENDENT ACCOUNTANT

The Board of Directors of :
Starlite Acquisition Corporation
(A Development Stage Company)

We have audited the accompanying balance sheet of Starlite Acquisition Corporation (A Development Stage Company) as of February 28, 2001 and the related statements of operations, stockholders' equity and cash flows for the period from January 16, 2001 (Date of Inception) to February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects, the financial position of Starlite Acquisition Corporation (A Development Stage Company) as of February 28, 2001 and the results of its operations and cash flows for the period from January 16, 2001 (Date of Inception) to February 28, 2001 in conformity with generally accepted accounting principles.

March 4, 2001



By: /s/ Jerome Rosenberg
------------------------
        Jerome Rosenberg, CPA, P.C.
        Melville, NY 11747

                        STARLITE ACQUISITION CORPORATION
                          (A Development Stage Company)

                                  BALANCE SHEET
                             As of February 28, 2001



ASSETS

CURRENT ASSETS:
  Cash                                                   $500
                                                         ----
               Total assets                                          $500
                                                                     ====

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                              $--
                                                         ----

STOCKHOLDERS EQUITY:

  Preferred stock, $.0001 par value, 20,000,000 shares
     authorized; none issued and outstanding              --
  Common stock, $.0001 par value, 100,000,000 shares
     authorized; 5,000,000 issued and outstanding         500
                                                         ----

               Total stockholders' equity                 500
                                                         ----
       Total liabilities and stockholders' equity                    $500
                                                                     ====


    The accompanying notes are an integral part of these financial statements

                        STARLITE ACQUISITION CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
  For the period from January 16, 2001 (Date of Inception) to February 28, 2001




                         Revenue      $      --

                         Expenses            --
                                      -----------

                         Net income   $      --
                                      ===========


    The accompanying notes are an integral part of these financial statements

                        STARLITE ACQUISITION CORPORATION
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY
  For the period from January 16, 2001 (Date of Inception) to February 28, 2001


                                                      Common
                                                       Stock
                                                       -----
                                                Shares       Amount      Total
                                               ---------   ---------   ---------
February 16, 2001 - Issuance of common stock   5,000,000   $     500   $     500

                                               ---------   ---------   ---------
Balances at February 28, 2001                  5,000,000   $     500   $     500


    The accompanying notes are an integral part of these financial statements

                        STARLITE ACQUISITION CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
  For the period from January 16, 2001 (Date of Inception) to February 28, 2001


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                    $--

  Adjustments to reconcile net income to net cash
   used in operating activities:                                 --
                                                                ----
NET CASH FROM OPERATING ACTIVITIES                               --
                                                                ----

CASH FLOWS FROM INVESTING ACTIVITIES:                            --
                                                                ----

CASH FLOWS FROM FINANCING ACTIVITIES:

  Issuance of common shares                                      500
                                                                ----

NET CASH PROVIDED BY FINANCING ACTIVITIES                        500
                                                                ----

Increase in cash                                                 500

Cash, beginning of period                                        --
                                                                ----

Cash, end of period                                             $500
                                                                ====


    The accompanying notes are an integral part of these financial statements

                        STARLITE ACQUISITION CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                             As of February 28, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. Organization and Business Operations

         Starlite Acquisition Corporation (a development stage company) ("the Company") was incorporated in Delaware on January 16, 2001 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. As of February 28, 2001, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is December 31st for both financial and income tax purposes.

         The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

         B. Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         C. Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         D. Income Taxes

         The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No.109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending February 28, 2001.

                        STARLITE ACQUISITION CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                             As of February 28, 2001

                                   (Continued)


NOTE 2 - STOCKHOLDERS' EQUITY

         A. Preferred Stock

         The Company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

         B. Common Stock

         The Company is authorized to issue 100,000,000 shares of common stock at $.0001 par value. The Company issued 5,000,000 shares of its common stock to GGM Capital Corporation ("GGM") its sole stockholder, pursuant to Rule 506 for an aggregate consideration of $500.

NOTE 3 - AGREEMENT

         On February 16, 2001, the Company signed an agreement with GGM, a related entity (See Note 4). The Agreement calls for GGM to provide the following services, without reimbursement from the Company, until the Company successfully enters into a business combination as described in
         Note 1A,:

         1. Preparation and filing of required documents with the Securities and Exchange Commission.
         2. Location and review of potential target companies.
         3. Payment of all corporate, organizational, and other costs incurred by the Company.

NOTE 4 - RELATED PARTIES

         Thomas Camarda is the sole officer and director of the Company. Mr. Camarda owns a controlling interest in the outstanding stock of GGM. (See Note 3)

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

        EXHIBIT NUMBER          DESCRIPTION
        --------------          -----------
        3.1                     Certificate of Incorporation

        3.2                     By-Laws

        3.3                     Specimen stock certificate

        10.1                    Agreement with GGM Capital Corporation

        10.2                    Shareholder agreement

        23.1                    Consent of Accountants


                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                        STARLITE ACQUISITION CORPORATION

                        By: /s/ Thomas Camarda
                        ----------------------
                                Thomas Camarda, President

                                       21